Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar City of Buenos Aires, November 4th, 2026 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. A3 Mercados S.A. Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing, in accordance with Article 3, Section II, Chapter I, Title XII of the Argentine securities regulator (“Comisión Nacional de Valores” or “CNV”) Regulations (2013 revised version), in connection with the Class 5 Negotiable Bonds issued under the global program for the issuance of negotiable bonds (not convertible into shares) for up to US$500,000,000, authorized by the CNV by means of Resolution No. RESFC-2020-20695- APN-DIR#CNV dated May 7, 2020 (the "Class 5 Negotiable Bonds"). In this regard, we hereby inform that today the Company repurchased US$22,979,700 in nominal value of the Class 5 Negotiable Bonds, at a price, excluding accrued interest, of US$1.0269 per each US$1 of nominal value. The Class 5 Negotiable Bonds were issued by the Company on July 24, 2025 for a nominal value of US$112,878,134. Previously, US$6,919,639 in nominal value of Class 5 Negotiable Bonds tendered in the exchange offer conducted in connection with the issuance of the Class 7 notes were cancelled, leaving an outstanding nominal value of US$105,958,495. The Company will request that Caja de Valores S.A. to proceed with the withdrawal from public offering and the cancellation of the repurchased Class 5 Negotiable Bonds. As a result of such cancellation request, the outstanding nominal value of the Class 5 Negotiable Bonds will be US$82,978,795. Furthermore, we inform that, following this transaction, the Company does not hold any Class 5 Negotiable Bonds in its portfolio. Sincerely, ________________ Marcos I. Gradin Investor Relations Officer